PRIMERO ANNOUNCES RESIGNATION OF ROHAN HAZELTON FROM ITS BOARD OF DIRECTORS

Toronto, Ontario, August 31, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announces the resignation of Mr. Rohan Hazelton from its Board of Directors. Mr. Hazelton has served on Primero’s Board of Directors since August 2010, upon the acquisition of the San Dimas mine from Goldcorp Inc.

Wade Nesmith, Chairman of Primero stated: "We would like to sincerely thank Rohan for his dedicated service to Primero. Rohan has made a substantial contribution towards building Primero into the emerging mid-tier gold producer that it is today. We wish him every success in his future endeavors."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com